Exhibit 99.1

Cellect Biotechnology Ltd Provides Corporate Update and Reports Third Quarter 2017 Financial Results

Tel Aviv, Israel November 22, 2017 – Cellect Biotechnology Ltd. (NASDAQ: “APOP”), a developer of innovative technology which enables the functional selection of stem cells, today provided a corporate update and announced financial results for the third quarter ended September 30, 2017.

“We are very pleased with our accomplishments in the third quarter of 2017” said Dr. Shai Yarkoni, Chief Executive Officer; “As planned, the third quarter continues to show progress in Cellect’s path to global leadership in the regenerative medicine arena. We were granted an important FDA Orphan Drug Designation Status for Cellect’s ApoGraft™ for the prevention of acute and chronic GvHD which we believe will allow us to efficiently speed up the commercialization process of ApoGraft™ and with the view to the future, we have successfully completed a voluntary de-listing from the Tel-Aviv stock exchange and migrated to trade exclusively on the NASDAQ to maximize shareholders’ value from our future endeavors. In this respect we have also successfully raised $4.3M gross during the third quarter of 2017, to finance our strategic business development activities. We remain confident of our progress and leadership position in the stem cell market.”

Recent Corporate Highlights:

●	We reported positive results from a 20 patients trial at Tel-Aviv Ichilov Medical Center in which ApoGraft™ significantly improved stem cells derived from fat tissues. The significance of the findings opens ApoGraft™ up to be used by a much wider array of companies and medical centers worldwide developing stem cell based products and treatments. Of special importance are the aesthetic and orthopedic indications where fat-derived stem cells are the main raw material;

●	We nominated Dr. Ronit Bakimer-Kleiner as Chief Development Officer replacing Dr. Yaron Pereg;

●	Company’s CEO, Dr. Shai Yarkoni, was chosen to present Cellect technology and recent advancements at the Bio-Europe 2017 conference in Berlin (https://ebdgroup.knect365.com/bioeurope/about-bio-europe) alongside other selected industry leaders including Andrew Yost, VP, Corporate Development, REGENXBIO Inc., Gabriele Proetzel, Director, Regenerative Medicine, Takeda and Sharon Brownlow, Head of Collaborations - Manufacturing Centre, The Cell and Gene Therapy Catapult. The panel was moderated by the Founder of Alliance of Regenerative Medicine (ARM);

●	Company’s CEO, Dr. Shai Yarkoni, was selected to provide the keynote (Plenary) presentation at the 11th world congress of Regenerative Medicine and Stem Cell technologies in Singapore (http://www.bitcongress.com/rmsc2017/default.asp).

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Third Quarter 2017 Financial Results:

●	Research and development (R&D) expenses for the third quarter of 2017 were $0.81 million, compared to $0.69 million in the second quarter of 2017 and $0.58 million in the third quarter of 2016. The increase in the third quarter of 2017 as compared to the second quarter of 2017 mainly derived due to a grant received from the BIRD foundation in the amount of $0.12 million in the second quarter of 2017 which was not received in the third quarter of 2017.

●	General and administrative (G&A) expenses for the third quarter of 2017 were $0.99 million, compared to $1.0 million in the second quarter of 2017 and $0.77 million in the third quarter of 2016. The change in the third quarter of 2017 as compared to the second quarter of 2017 mainly derived from an increase in expenses related to business development and professional fees in the third quarter of 2017, offset by a decrease in costs of delisting from the second quarter of 2017.

●	Finance expenses for the third quarter of 2017 were $0.41 million, compared to finance income of $0.37 million in the second quarter of 2017. The change was primarily due to changes related to fair value of the tradable and non-tradable warrants issued in prior financings.

●	Net loss for the third quarter of 2017 was $2.2 million, or $0.02 per share and $0.4 per ADS, compared to $1.3 million, or $0.012 per share and $0.24 per ADS, in the second quarter of 2017 and $1.5 million, or $0.016 per share and $0.3 per ADS, in the third quarter of 2016.

Balance Sheet Highlights:

●	Cash and cash equivalents, marketable securities and short-term deposits totaled $9.2 million as of September 30, 2017, compared to $6.3 million on June 30, 2017, and $8.8 million on December 31, 2016. The increase from June 30, 2017, was primarily due to proceeds of $4.2 million (after deducting placement agents’ fees) raised through a registered direct offering and concurrent private placement completed in September 2017, offset by cash used in operations during the period.

●	Tradable and non-tradable warrants exercisable into ADSs totaled $3.1 million as of September 30, 2017, and represented, according to the international financial reporting standards (IFRS), the fair value of tradable and non-tradable warrants issued in prior financings.

●	Shareholders’ equity totaled $5.9 million as of September 30, 2017, compared to $4.3 million on June 30, 2017, and $8.1 million on December 31, 2016.

* For the convenience of the reader, the amounts above have been translated from NIS into U.S. dollars, at the representative rate of exchange on September 30, 2017 (U.S. $1 = NIS 3.529).

The Company’s unaudited consolidated financial results for the three and nine months ended September 30, 2017 are presented in accordance with International Financial Reporting Standards.

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About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: “APOP”, “APOPW”) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell applications.

The Company’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells in quantity and quality that will allow stem cell related treatments and procedures. Cellect’s technology is applicable to a wide variety of stem cell related treatments in regenerative medicine and that current clinical trials are aimed at the cancer treatment of bone marrow transplantations.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our anticipated performance in 2017 and the potential of our technology and its proposed uses. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

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Cellect Biotechnology Ltd.

Consolidated Statement of Operation

	Convenience
	translation
	Nine months ended	Nine months ended		Three months ended
	September 30,	September 30,		September 30,
	2017	2017	2016	2017	2016
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands, except share and per share data)

Research and development expenses	2,295	8,099	5,738	2,872	2,059

General and administrative expenses	2,699	9,524	6,247	3,478	2,700

Other income	-	-	(280)	-	-

Operating loss	4,994	17,623	11,705	6,350	4,759

Financial expenses due to warrants exercisable into ADS	1,933	6,821	532	1,509	532

Other financial expenses (income), net	116	411	198	(57)	175

Total comprehensive loss	7,043	24,855	12,435	7,802	5,466

Loss per share and ADS:

Basic and diluted loss per share	0.065	0.228	0.145	0.070	0.055

Basic and diluted loss per ADS	1.292	4.56	2.90	1.40	1.10

Weighted average number of shares outstanding used to compute basic and diluted loss per share	109,188,626	109,188,626	85,583,252	111,476,292	98,494,725

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Cellect Biotechnology Ltd.

Consolidated Balance Sheet Data

ASSETS

	Convenience
	translation
	September 30,	September 30,	December 31,
	2017	2017	2016
	Unaudited	Unaudited	Audited
	U.S. dollars	NIS
	(In thousands, except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	6,396	22,572	6,279
Short term deposits, net	-	-	19,660
Marketable securities	2,833	9,996	4,997
Other accounts receivable	284	1,004	1,461

	9,513	33,572	32,397
NON-CURRENT ASSETS:
Restricted cash	87	307	140
Other long-term assets	27	95	-
Property, plant and equipment, net	360	1,270	1,373

	474	1,672	1,513

	9,987	35,244	33,910

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	575	2,027	1,401
Other accounts payable	368	1,297	2,084
Non Traded Warrants to ADS	693	2,447	-
	1,636	5,771	3,485
NON-CURRENT LIABILITIES:
Traded Warrants to ADS	2,443	8,622	1,938
EQUITY:
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2016 and September 30 2017; Issued and outstanding: 107,583,485*) at December 31, 2016; 119,843,679*) at September 30, 2017.	-	-	-
Share premium	22,773	80,367	67,414
Capital funds	2,971	10,483	6,217
Treasury shares	(2,671)	(9,425)	(9,425)
Accumulated deficit	(17,165)	(60,574)	(35,719)

	5,908	20,851	28,487

	9,987	35,244	33,910

*)       Net of 2,686,693 treasury shares of the Company held by the Company.

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Cellect Biotechnology Ltd.

Consolidated Cash Flow Data

	Convenience
	translation
	Nine months ended	Nine months ended		Three months ended
	September 30,	September 30,		September 30,
	2017	2017	2016	2017	2016
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands)
Cash flows from operating activities:
Total comprehensive loss	(7,043)	(24,855)	(12,435)	(7,802)	(5,466)

Adjustments to reconcile net loss to net cash used in operating activities:
Net financing expenses	143	504	146	(29)	137
Loss (gain) from revaluation of financial assets presented at fair value through profit and loss	40	140	21	(149)	22
Depreciation	79	278	218	94	38
Capital loss from sell of property, plant and equipment	-	-	9	-	-
Changes in fair value of traded and not traded warrants to ADS	1,884	6,650	(77)	1,337	(77)
Share-based payment	1,138	4,016	2,086	1,572	576
Decrease (increase) in other receivables	103	362	(743)	126	17
Increase (decrease) in other payables	(179)	(633)	595	(4)	1,090
Net cash used in operating activities	(3,835)	(13,538)	(10,180)	(4,855)	(3,663)

Cash flows from investing activities:
Proceeds received from the sale of fixed assets	-	-	95	-	-
Short term deposits, net	5,534	19,530	(19,635)	18,020	(19,515)
Purchase of marketable securities measured at fair value through profit and loss	(2,834)	(10,000)	-	(10,000)	-
Restricted cash, net	(47)	(167)	-	(2)	-
Sales of marketable securities measured at fair value through profit and loss	1,414	4,991	1,801	-	-
Purchase of property, plant and equipment	(50)	(175)	(1,183)	(59)	(59)
Net cash provided by (used in) investing activities	4,017	14,179	(18,922)	7,959	(19,574)

Cash flows from financing activities:
Exercise of stock options	358	1,263	7	197	-
Issue of share capital and warrants, net of issue costs	4,220	14,893	35,084	14,893	27,620
Net cash provided by financing activities	4,578	16,156	35,091	15,090	27,620
Exchange differences on balances of cash and cash equivalents	(143)	(504)	(146)	29	(137)
Increase in cash and cash equivalents	4,617	16,293	5,843	18,223	4,246
Balance of cash and cash equivalents at the beginning of the period	1,779	6,279	3,913	4,349	5,510
Balance of cash and cash equivalents at the end of the period	6,396	22,572	9,756	22,572	9,756

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